SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
AMENDMENT NO. 3
TO
SCHEDULE 13D
Under the
Securities Exchange Act of 1934

IMC GLOBAL, INC.
__________________________
(Name of Issuer)

Common Stock ($.01 par value)
(Title of Class of Securities)

449669100
(CUSIP Number)

Ronald N. Graves, Esq.
J.R. Simplot Self-Declaration of Revocable Trust
J.R. Simplot Foundation
999 Main Street
Boise, Idaho  83702
Telephone:  (208) 336-2110
_______________________
(Names, addresses and telephone numbers of persons authorized to receive notices and communications)

September 10, 2001
_________________
(Date of event which requires
filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

 1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

	US

Number of	7)	Sole Voting Power		7,321,169
Shares
Beneficially 	8)	Shared Voting Power		1,846,600
Owned
by Each	 	9)	Sole Dispositive Power		7,321,169
Reporting
Person With:	10)	Shared Dispositive Power	1,846,600


11)	Aggregate Amount Beneficially Owned by Each Reporting Person

	9,167,769 shares

12)	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13)	Percent of Class Represented by Amount in Row (11)

	8.0%

14)	Type of Reporting Person

	IN

1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	J.R. Simplot Foundation

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)

6)	Citizenship or Place of Organization

	US


Number of	7)	Sole Voting Power		1,846,600
Shares
Beneficially 	8)	Shared Voting Power
Owned
by Each	 	9)	Sole Dispositive Power		1,846,600
Reporting
Person With:	10)	Shared Dispositive Power


11)	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,846,600 shares

12)	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13)	Percent of Class Represented by Amount in Row (11)

	1.6%

14)	Type of Reporting Person

	IN

1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	Don J. Simplot

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	PF/00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

	US


Number of 	7)	Sole Voting Power		0
Shares
Beneficially 	8)	Shared Voting Power		1,846,600
Owned
by Each	 	9)	Sole Dispositive Power		0
Reporting
Person With:	10)	Shared Dispositive Power	1,846,600


11)	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,846,600 shares

12)	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)	Percent of Class Represented by Amount in Row (11)

	1.6%

14)	Type of Reporting Person

	IN

1)	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

	Scott R. Simplot

2)	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3)	SEC Use Only

4)	Source of Funds

	PF/00

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)

6)	Citizenship or Place of Organization

	US


Number of 	7)	Sole Voting Power		0
Shares
Beneficially 	8)	Shared Voting Power		1,846,600
Owned
by Each	 	9)	Sole Dispositive Power		0
Reporting
Person With:	10)	Shared Dispositive Power	1,846,600


11)	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,846,600 shares

12)	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)	Percent of Class Represented by Amount in Row (11)

	1.6%

14)	Type of Reporting Person

	IN

	The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of IMC Global, Inc. (the "Issuer"), whose address is 100 Saunders Road, Lake Forest, Illinois 60045. This Amendment No. 3 amends the Schedule 13D originally filed on August 5, 1999, on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust") and the J.R. Simplot Foundation (the "Foundation"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, and by Amendment No. 2 to
Schedule 13D filed on November 10, 2000.

	The purpose of this Amendment is to report sales of Stock by the Trust.

Item 5.   Interest in Securities of the Issuer.

	(a - b)  As of September 10, 2001, the Trust owned
7,321,169 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

	As of September 10, 2001, the Foundation owned
1,846,600 shares. Mr. Simplot shares with the other directors of the Foundation, none of whom owns directly any shares of the Stock, the power to vote and dispose of the shares of Stock held by the Foundation.

	Based upon information contained in the Quarterly
Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended June 30, 2001
(the "10-Q"), the shares owned by the Trust and the Foundation constitute approximately 8.0% of the 114,845,897 shares of Stock outstanding, as reported in the 10-Q.

	(c)  During the 60 days prior to and including
September 10, 2001, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:

	Sale			No. of		Price per Share
	Date			Shares		(including commissions)
	_____			_________	____________________

	9/10/01			1,600,000	$10.67


	(d - e)  Not applicable.

	After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

				J. R. Simplot Self-Declaration of
				Revocable Trust




				      J.R. Simplot
				By________________________________
					J.R. Simplot, as Trustee

Date:  September 12, 2001

				J.R. Simplot Foundation



				      Ronald N. Graves
				By_________________________________
					Ronald N. Graves, Secretary

Date:  September 12, 2001